Exhibit 99.2

01—Clio Hatzimichalis 02—Karen Purnell 03—Michael G. Jolliffe 04—Nicholas F. Tommasino 01 02 Mark here to vote FOR all nominees 1 U P X For All EXCEPT—To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right. Mark here to WITHHOLD vote from all nominees Tsakos Energy Navigation Proposals — The Board of Directors recommend a vote FOR A all the nominees listed and FOR Proposals 2 – 4. 049PHB 2. To receive and consider the 2025 audited financial statements of the Company. 3. To appoint Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (“Ernst & Young (Hellas)”), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2026 and to authorise the Audit Committee of the Board of Directors to set their remuneration. 1. To elect a newly appointed director and to re-elect three directors who retire by rotation; For Against Abstain For Against Abstain For Against Abstain Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. 4. To approve the directors’ remuneration. Any other business that properly comes before the meeting. 2026 Annual Meeting Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. 03 04

TSAKOS ENERGY NAVIGATION LIMITED q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Notice of 2026 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — May 27, 2026 Mr. Efstratios Georgios Arapoglou, and if Mr. Arapoglou is not present, any director of the Company, with full power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Tsakos Energy Navigation Limited to be held on May 27, 2026 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxy will have authority to vote FOR the election of the Board of Directors and FOR items 2-4. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side)

Tsakos Energy Navigation Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Votes submitted electronically must be received by 11:59 am, Eastern Time, on May 26, 2026. Online Go to www.investorvote.com/TEN or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/TEN 2026 Annual Meeting Proxy Card qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 – 4. 1. To elect a newly appointed director and to re-elect three directors who retire by rotation; 01—Clio Hatzimichalis 02—Karen Purnell 03—Michael G. Jolliffe 04—Nicholas F. Tommasino Mark here to vote FOR all nominees Mark here to WITHHOLD vote from all nominees 01 02 03 04 For All EXCEPT—To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right. 2. To receive and consider the 2025 audited financial statements For Against Abstain 3. To appoint Ernst & Young (Hellas) Certified Auditors-Accountants For Against Abstain of the Company. S.A. (“Ernst & Young (Hellas)”), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2026 and to authorise the Audit Committee of the Board of Directors to set their remuneration. 4. To approve the directors’ remuneration. For Against Abstain Any other business that properly comes before the meeting. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. 1 UPX 049PGB

2026 Annual Meeting Admission Ticket 2026 Annual Meeting of Tsakos Energy Navigation Limited Shareholders May 27, 2026, 3:00 pm Greek local time 367 Syngrou Avenue, 17564, P. Faliro, Athens, Greece Upon arrival, please present this admission ticket and photo identification at the registration desk. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/TEN qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q TSAKOS ENERGY NAVIGATION LIMITED Notice of 2026 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — May 27, 2026 Mr. Efstratios Georgios Arapoglou, and if Mr. Arapoglou is not present, any director of the Company, with full power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Tsakos Energy Navigation Limited to be held on May 27, 2026 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxy will have authority to vote FOR the election of the Board of Directors and FOR items 2-4. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below.